UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 1, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591), FORM F-4 (FILE NO. 333-213764) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated November 15, 2016 (1)
•	Press Release dated November 15, 2016 (2)
•	Press Release dated November 23, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	December 1, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Announces $500 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, November 15, 2016 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) (“Enbridge” or the “Company”) today announced that it has entered into an agreement with a group of underwriters to sell 20 million Cumulative Redeemable Minimum Rate Reset Preference Shares, Series 17 (the “Series 17 Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on or about November 23, 2016.

The holders of Series 17 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.2875 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge. The Series 17 Preferred Shares are expected to yield 5.15 per cent per annum for the initial fixed rate period to, but excluding, March 1, 2022. The first quarterly dividend payment date is scheduled for March 1, 2017. The dividend rate will reset on March 1, 2022 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 4.14 per cent, provided that, in any event, such rate shall not be less than 5.15 per cent per annum. The Series 17 Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2022 and on March 1 of every fifth year thereafter.

The holders of Series 17 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 18 (the “Series 18 Preferred Shares”) on March 1, 2022 and on March 1 of every fifth year thereafter, subject to certain conditions. The holders of Series 18 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada Treasury bill rate plus 4.14 per cent.

Enbridge has granted to the underwriters an option to purchase up to an additional two million Series 17 Preferred Shares at a price of $25.00 per share, exercisable at any time up to 48 hours prior to the closing of the offering.

The offering is being made only in Canada by means of a prospectus supplement to the base shelf prospectus of the Company dated August 19, 2016. Proceeds are expected to be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Company and its affiliates.

The syndicate of underwriters is led by TD Securities Inc., CIBC Capital Markets, Scotiabank, and RBC Capital Markets.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this news release include, but are not limited to, statements with respect to the offering, including the closing date thereof, the expected use of proceeds and dividends. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, the timing and completion of the offering; estimated future cash flow and dividends; expected available cash flow from operations; financial strength and flexibility; debt and equity market conditions; project construction and completion; in-service dates; operating performance; regulatory parameters; weather; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; and supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing Enbridge can be found in Enbridge’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investor Relations	Enbridge Inc. – Media
Adam McKnight
(403) 266-7922 or Toll Free: (800) 481-2804	Toll Free: (888) 992-0997
Email: adam.mcknight@enbridge.com	Email: media@enbridge.com

2

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, November 15, 2016 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) (“Enbridge” or the “Company”) today announced that as a result of strong investor demand for its previously announced offering of Cumulative Redeemable Minimum Rate Reset Preference Shares, Series 17 (the “Series 17 Preferred Shares”), the size of the offering has been increased to 30 million from 20 million. The aggregate gross proceeds of the offering will be $750 million with closing expected on or about November 23, 2016.

The holders of Series 17 Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.2875 per share, payable quarterly on the first day of March, June, September and December, as and when declared by the Board of Directors of Enbridge. The Series 17 Preferred Shares are expected to yield 5.15 per cent per annum, for the initial fixed rate period to, but excluding, March 1, 2022. The first quarterly dividend payment date is scheduled for March 1, 2016. The dividend rate will reset on March 1, 2022 and every five years thereafter at a rate equal to the sum of the then five-year Canadian Government bond yield plus 4.14 per cent, provided that, in any event, such rate shall not be less than 5.15 per cent per annum. The Series 17 Preferred Shares are redeemable by Enbridge, at its option, on March 1, 2022 and on March 1 of every fifth year thereafter.

The holders of Series 17 Preferred Shares will have the right to convert their shares into Cumulative Redeemable Preference Shares, Series 18 (the “Series 18 Preferred Shares”) on March 1, 2022 and on March 1 of every fifth year thereafter, subject to certain conditions. The holders of Series 18 Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the Board of Directors of Enbridge, at a rate equal to the sum of the 90-day Government of Canada Treasury bill rate plus 4.14 per cent.

The offering is being made only in Canada by means of a prospectus. Proceeds are expected to be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Company and its affiliates.

The syndicate of underwriters is led by TD Securities Inc., CIBC Capital Markets, Scotiabank, and RBC Capital Markets.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this news release include, but are not limited to, statements with respect to the offering, including the closing date thereof, the expected use of proceeds and dividends. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, the timing and completion of the offering; estimated future cash flow and dividends; expected available cash flow from operations; financial strength and flexibility; debt and equity market conditions; project construction and completion; in-service dates; operating performance; regulatory parameters; weather; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; and supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing Enbridge can be found in Enbridge’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investor Relations	Enbridge Inc. – Media
Adam McKnight
(403) 266-7922 or Toll Free: (800) 481-2804	Toll Free: (888) 992-0997
Email: adam.mcknight@enbridge.com	Email: media@enbridge.com

2

NEWS RELEASE

Enbridge Announces Closing of $750 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, November 23, 2016 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) (“Enbridge” or the “Company”) today announced that it has closed its previously announced public offering of Cumulative Redeemable Minimum Rate Reset Preference Shares, Series 17 (the “Series 17 Preferred Shares”) by a syndicate of underwriters led by TD Securities Inc., CIBC Capital Markets, Scotiabank, and RBC Capital Markets. Enbridge issued 30 million Series 17 Preferred Shares for gross proceeds of $750 million. The Series 17 Preferred Shares will begin trading on the TSX today under the symbol ENB.PF.I. Proceeds are expected to be used to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Company and its affiliates.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Statements

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this news release include, but are not limited to, statements with respect to the offering, including the closing date thereof, the expected use of proceeds and dividends. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining, but not limited to, the timing and completion of the offering; estimated future cash flow and dividends; expected available cash flow from operations; financial strength and flexibility; debt and equity market conditions; project construction and completion; in-service dates; operating performance; regulatory parameters; weather; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; and supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing Enbridge can be found in Enbridge’s filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investor Relations Adam McKnight (403) 266-7922 or Toll Free: (800) 481-2804 Email: adam.mcknight@enbridge.com	Enbridge Inc. – Media Toll Free: (888) 992-0997 Email: media@enbridge.com

2